

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Mansi Khetani
Interim Chief Financial Officer
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, CA 95008

      Re: ChargePoint Holdings, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Filed April 1, 2024
           Form 8-K Furnished March 5, 2024
           File No. 001-39004

Dear Mansi Khetani:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing